FRAN STOLLER
Partner

345 Park Avenue	Direct	212.407.4935
New York, NY 10154-1895	Main	212.407.4000
	Fax	212.214.0706
	fstoller@loeb.com

June 15, 2007

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stone Tan China Acquisition Corp.
Form S-1 Registration Statement
File No. 333-142729

Dear Mr. Reynolds:

On behalf of our client, Stone Tan China Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (No. 333-142729) (together, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

Amendment No. 1 responds to the comments set forth in the Staff’s letter dated June 8, 2007 (the “Staff’s Letter”). In order to facilitate your review of Amendment No. 1, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Amendment No. 1.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response

General

1.

The amount to be held in trust was determined through discussions with the managing underwriter. We understand that the managing underwriter based its opinion on its judgment as to the expected receptivity of the offering from investors given current market conditions, including the success of other blank check companies which have recently completed or are currently undertaking a public offering. The managing underwriter has expressed a view that the amount to be held in trust is a “subject to market” term, which may be revised during the course of the offering.We are not aware of any industry specific factors that were considered by the managing underwriter during its negotiations.

2.

We draw the Staff’s attention to the disclosure on page 8 of the Registration Statement under the caption “Amended and Restated Certificate of Incorporation” which states that the enumerated provisions relating to the requirements for a business combination contained in the Company’s charter, including the 30% redemption threshold, may not be amended without the affirmative vote of 95% of the shares sold in the offering. It also states the Company’s view that such provisions are obligations to its stockholders and that it will not take any actions to waive or amend any of such provisions.

3.

We draw the Staff’s attention to the disclosure in the risk factor on page 34 entitled “If you are not an institutional investor...” which lists the states in which the Company has applied for registration of its securities or believes such securities are exempt. Prior to effectiveness, the Staff will be provided with confirmation, on a supplemental basis, that any state regulatory agency comments we may receive have been resolved and that we have received clearance from all states where the Company has applied to have its securities registered.

4.

Prior to effectiveness, the Staff will be provided with NASD confirmation, either in a letter or telephone call, that it has finished its review and has no objections to the underwriting terms and arrangements in this offering.

5.

The information for all of the existing blanks in Amendment No. 1 require knowledge of either the effective date of the offering or pricing-related information from the underwriters. All of such information will be included in the final prospectus filed under Rule 424.

6.

The purchases, if made, will be made by Mr. Stone and Mr. Tan’s family trust as part of the offering of the 12,500,000 units on the same terms and conditions as other investors in the public offering. We respectfully submit that Regulation M is not applicable to purchases in an initial public offering by members of management.

Cover Page of Prospectus

7.	The contact information on the cover page of the Registration Statement has been verified and corrected.

Prospectus Summary

8.

As stated in the Registration Statement, the Company will not complete a business combination with any company that was contacted by management or any other person on the Company’s behalf prior to the Company’s incorporation. The disclosure has been revised to identify the nature of the “certain persons” referenced in the Staff’s Letter as persons employed by Mr. Tan’s other businesses. However, the Company is not in a position to disclose the names of the entities it contacted for reasons of confidentiality. Such names will, however, be provided to the Staff under separate cover on a supplemental basis.

9.

The paragraph referenced in the Staff’s Letter has been amended to state that the Company will not pursue a business combination with any current portfolio company. Accordingly, we respectfully submit that identifying such companies in the “Prospectus Summary” is neither material nor relevant to investors. Such disclosure has been included in Amendment No. 1 under the caption “Conflicts of Interest” in the “Management” section .

10.

The paragraph referenced in the Staff’s Letter has been amended to state that the fairness opinion would be included in the Company’s proxy statement relating to the business combination for review by its stockholders.

Limited payment to insiders

11.	The disclosure has been revised to clarify that there is no limit on the amount of reimbursable expenses relating to the offering and the completion of a business combination.

12.

We draw the Staff’s attention to the fact that of the last 10 SPACs to go effective, six had either a 30% or greater redemption threshold and that all 10 SPACs which have filed registration statements with the SEC most recently contain this higher threshold. The reason for the increase in the newer offerings, which reflects what the market is now demanding, is stated on page 8 of the Registration Statement. The term “competitive” has been deleted and the sentence clarified to confirm that the higher threshold is in line with the current market. As discussed with members of the Staff in connection with prior filings, the higher threshold does not adversely impact shareholder protections. A business combination can only go forward if a majority of the stockholders vote in favor of the transaction. Those stockholders who disapprove of the transaction, whether it is 19.99% or 29.99%, are entitled to redeem their shares for cash and therefore are not affected if the transaction proceeds despite their disapproval. The risk associated with the higher threshold (i.e. that it may hinder the Company’s ability to complete a business combination in the most efficient or optimal manner) has been addressed.

Liquidation if No Business Combination

13.

The disclosure regarding the expected 10-day distribution period, which previously was contained as the last full paragraph of this subheading now appears as the second sentence in order to more clearly elaborate on the term “promptly.”

14.

The disclosure has been expanded in the first footnote to the Principal Stockholders table to reflect that Mr. Tan made his purchases through a family trust for personal financial and estate planning purposes.

15.

The disclosure has been revised to state that although we have not independently verified the net worth of our directors and executive officer, we currently believe that such persons are of substantial means and capable of funding a shortfall in our trust account, even though we have not asked them to reserve for such an eventuality.

16.

The disclosure has been expanded to state that in light of the board’s fiduciary obligation to the Company’s stockholders, the Company is obligated, if it is determined to be in its best interests, to bring a claim against the individuals referenced, if necessary, to enforce their liability obligations.

Risk Factors

17.	A new risk factor entitled “We currently do not have an audit committee perform an independent review our financial statements” has been added in response to the Staff’s comment.

Risks associated with our business

18.	The risk factor has been revised to clarify that the per share liquidation price could be $8.00 or more as a result of interest earned on the trust account.

19.	We respectfully submit that this is not a risk to investors. Please note our response to comment 12 above.

20.

The Company has not made a determination that any such shortfall would be minimal. Rather, the steps taken by the Company described in the risk fact are aimed at limiting the chances for any potential shortfall. We have clarified the disclosure in the Registration Statement. On a supplemental basis, please note that Messrs. Tan and Stone have advised that they have ample means of meeting any potential obligation they might have with respect to the Company.

21.	The reference to the insider letters has been revised to state that they are filed as exhibits 10.1 and 10.2 to the Registration Statement.

22.

The risk factor has been revised to state that in the event that Company will have raised too much or too little money in the offering to consummate a business combination that satisfies the requirements of its organizational documents, the Company may not be able to consummate a business combination and may be forced to liquidate.

23.	We have expanded the disclosure to the Risk Factor and Conflicts of Interest sections to clarify the potential conflicts with companies for which Messrs. Stone and Tan serve as outside directors.

24.	The language referenced in the Staff’s Letter beginning with “Accordingly, they may vote...” was erroneous and has been deleted.

Risks associated with our acquisition of a target business in the PRC

25.

The disclosure in the risk factor entitled “If certain exemptions within the PRC regarding holding taxes are removed we may be require to deduct Chinese corporate withholding taxes from dividends we pay to our stockholders following business combination” has been expanded to clarify that the U.S. has entered into the Protocol of Avoidance of Double Taxation within the PRC.

26.

The disclosure in the risk factor referenced in our response to comment 25 above and the risk factor entitled “If any dividend is declared in the future and paid in a foreign currency...” have been expanded to state that the Company has not sought an opinion of tax counsel.

If we acquire a business located in the PRC and we re-incorporate in a foreign jurisdiction...

27.

The risk factor has been deleted. The Company is a U.S. corporation and has advised that it will not reincorporate in a foreign jurisdiction in connection with a business combination. Accordingly, the Company will not be subject to the risks enumerated in the risk factor and referenced in the Staff’s Letter.

Risks associated with this offering

28.	The disclosure has been revised to clarify the risk of a state’s decision under the North American Securities Administration Association’s policies to disallow the offering.

If you are not an institutional investor

29.

The existing disclosure in the risk factor and in the “Underwriting” section identifies the states in which the issuance of the securities in the offering is either exempt or been applied for. Any state which does not approve the Company’s application will be deleted from the final prospectus and, as stated in the Registration Statement, no sales will be made to investors in any such state. We respectfully submit that when each state agency received the application is not relevant or material to investors in the offering.

Use of Proceeds

30.

The disclosure under the caption “Effecting a Business Combination — Limited ability to evaluate the target business’ management” has been expanded to reflect the Company’s current belief that current management will remain associated with the Company following a business combination, although their ability to do so is not likely to be a factor in determining which business combination to pursue.

Dilution

31.

The disclosure throughout Amendment No. 1 has been modified to show the 468,750 shares as issued and outstanding and to reflect the circumstances under which they will be forfeited. Please note that as stated on page 1 of the Registration Statement, the information presented “assumes that the underwriters will not exercise their over-allotment option.” Since the 468,750 shares will only remain issued and outstanding if the over-allotment option is exercised and will be forfeited if it is not, the post-offering numbers included in the Dilution table do not include such shares as outstanding, but reference them in an appropriate footnote.

Proposed Business

32.

A new subheading has been added which includes a discussion of how the Company may acquire a business through contractual arrangements and the reason why this might be done. The disclosure includes a discussion of the types of the restrictions imposed by the PRC in specified industries. Language has been added to the risk factor referenced in the Staff’s Letter and in this new subsection to clarify that the “subsidiaries and/or affiliates” refer to subsidiaries or affiliates the Company might form in the future for the purpose of effecting this type of contractual arrangement.

33.	The new subsection referenced in our response to comment 32 contains the requested disclosure.

34.

The conflicts disclosure referenced in the Staff’s Letter has been revised here and throughout the Registration Statement to reflect that while the Company will not enter into a business combination with any of the Company’s existing portfolio, affiliate or investment companies, and does not intend to so with a future portfolio company, it is not prohibited from pursuing a transaction with a future portfolio company. The disclosure has been revised to state that in such event, the Company will obtain a fairness opinion from an investment banking firm.

35.

Disclosure has been added in Amendment No.1 to identify in greater detail the existing affiliates of management and to clarify the fact that while KapStone and Paper and Packaging Corporation and Pacific Millennium Holdings Corporation are not currently pursuing new acquisitions or investments in China, if they were to do so in the future, such companies would have priority over the Company.

36.

Messrs. Stone and Tan have advised that their respective businesses are not currently in contact or discussions that are relevant to the Company. Mr. Stone has advised that KapStone Paper and Packaging Corporation is not seeking acquisitions of entities in China and Mr. Tan has advised that Pacific Millennium is focused exclusively on its current portfolio companies and investments. Disclosure has been added to Amendment No. 1.

37.

As noted earlier, the Company will not pursue a business combination with KapStone Paper and Packaging Corporation (which does not have operations in China and is not contemplating acquiring any) or with Pacific Millennium’s current portfolio companies. The risk factor referenced in the Staff’s Letter has been modified to reflect this and to clarify that the it applies only to future portfolio companies and affiliated entities. The language regarding the awareness of any potential transaction has been revised to clarify that it refers to any capacity of such individuals.

Sources of Target Businesses

38.

The disclosure has been expanded to reflect that no executive officer, director or affiliate of such individual may receive any finder’s fee, retainer or other compensation for services rendered in connection with a business combination from a target company. The insider letter agreements filed as exhibits to the Registration Statement include such restrictions.

Liquidation if No Initial Business Combination

39.	The word “anticipate” has been changed to “will” in response to the Staff’s comment.

40.	Disclosure has been added as to how the liquidated company will pay or make reasonable provisions to pay all claims and obligation, provide compensation for any claims against the company that is the subject of a pending action, suit or proceeding to which the company is party.

41.	The disclosure has been revised to reflect that liquidation costs are expected to be approximately $25,000 based on consultation with Delaware counsel.

Management

42.

Disclosure has been added following the biographies of Messrs. Stone and Tan setting forth the relative contributions each is expected to make to the Company’s operations and financing before and following a business combination and their respective indemnification obligations to the Company. In light of Mr. Stone’s substantial role as non-executive chairman and a major stockholder, the Company believed it was appropriate to include his name in the corporate name.

43.	The bracketed statement has been deleted and the disclosure revised to state Mr. Zhang’s current employment.

44.

The disclosure regarding the Company’s advisors has been expanded to clarify that there are no written agreements with such individuals, that they are not obligated to render any advice or assistance to the Company and that there are no arrangements regarding compensation to such individuals other than the understanding that they will be reimbursed for out-of-pocket expenses incurred on behalf of the Company. Each of these individuals has a long-standing business or personal relationship with the Tan family, and they have expressed their intention to act in an advisory capacity to the Company.

Executive Compensation

45.

We draw the Staff’s attention to the fact that the founding stockholders acquired shares of common stock (rather than units) in connection with the Company’s formation in January 2007. At the time, the Company could not be certain that it would undertaking a public offering or file a registration statement with the Securities and Exchange Commission and there is no assurance almost six months later that the Company will complete the contemplated offering. The underwriters, on the other hand, will only receive their option to purchase units following the successful completion of an offering. While the unit purchase option is deemed “additional compensation” by the NASD, it has no bearing on the value of the founders shares acquired by the existing stockholders.

Principal Stockholders

46.	Mr. Tan’s full name has been included, together with a statement that he will not have any active role in regard to the Company.

Financial Statements

47.

We are mindful of the requirements of Section 210.3-12 of Regulation S-X and the need to include a currently dated consent of the independent accountants in all amendments to the Registration Statement.

48.	A currently dated consent of the independent accountants with typed signature will be included in all amendments to the Registration Statement.

Item 15. Recent Sales of Unregistered Securities

49	The disclosure has been revised to reflect that sales were and will be made to two persons—one individual and one entity.

Item 16. Exhibits

50.	The opinion of Loeb & Loeb LLP has been included as an exhibit to Amendment No. 1

51.	Item 17. Undertakings

The Undertakings have been revised to include all of the undertakings in Sections (a)(1)-(3) and (6) of Item 512.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935 or Giovanni Caruso at (212) 407-4866.

Sincerely,

/s/ Fran Stoller
Fran Stoller

Partner